EXHIBIT 99.1

1Q22 Earnings Release

June 2, 2022

investors.stone.co

StoneCo Reports First Quarter 2022 Results

Revenue growth of 138.6% year-over-year in 1Q22 to R$2.07 billion;

Strong improvement in profitability, with Adj. Pre-Tax Income of R$163 million in 1Q22, up from R$17 million in 4Q21 and above our guidance of over R$140 million;

MSMB take rate improvement from 1.71% in 4Q21 to 2.06% in 1Q22

George Town, Grand Cayman, June 2, 2022 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology and software solutions that empowers merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its first quarter ended March 31, 2022.

“Dear Shareholders,

We are encouraged by the results through the first quarter of 2022. As we highlighted during our year-end results, in 2022 we are committed to execute on our core growth engine, simplify our business and start to show proof of our profitability recovery.

The first quarter results are the first step on this journey. Our growth engine, the central pillar of how we onboard and serve our clients, remains strong and we started to see margin recovery as evidenced by our first quarter Adjusted EBT margin of 7.9% up from 0.9% in the fourth quarter of 2021. The prudent price initiatives we implemented during the fourth quarter have continued to gain traction and the quality of our client base is improving, as expected. On the leadership front, we have brought on new talents that provide a wealth of knowledge and experience to our team. I would also like to highlight that we continue to evolve both in management capabilities and governance.

As you will see, effective in the first quarter of 2022, we have implemented segment reporting around our Financial Services and Software businesses. This reporting change aligns with the way we manage our business and, we believe, provides greater clarity and transparency to the drivers of performance. As we look to the rest of the year, we will build on the achievements of the first quarter and demonstrate a pattern of consistency. We are energized by our recent results and remain focused on our central purpose of serving Brazilian Entrepreneurs.”

– Thiago Piau, CEO

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Operating and Financial Highlights for 1Q22

MAIN CONSOLIDATED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics	1Q22	4Q21	1Q21	Δ y/y %	Δ q/q %
Total Revenue and Income (R$mn)	2,070.3	1,873.0	867.7	138.6%	10.5%
Adjusted EBITDA (R$mn)	817.3	684.7	377.0	116.8%	19.4%
Adjusted EBT (R$mn)	163.1	17.2	247.6	(34.1%)	850.5%
Adjusted Net Income (R$mn)	132.2	33.7	187.4	(29.4%)	292.5%
Adjusted Net Cash (R$mn)	2,406.9	2,146.9	11,849.5	(79.7%)	12.1%

•	Total Revenue and Income was R$2,070.3 million, up 138.6% year over year (87.2% pro-forma for Linx) and 10.4% above the mid-range of our guidance of between R$1,850.0 and R$1,900.0 million. This increase was mainly a result of (i) 107.8% growth in our financial services platform revenues, that reached R$1,721.3 million and (ii) 11x growth in our software platform revenues, that reached R$326.6 million. Non-Allocated revenue represented the remaining R$22.4 million in revenue. Financial services revenue growth was mostly a result of our performance in the MSMB segment, with strong TPV growth combined with increasing take rates, as we successfully adjusted our pricing policy amid a higher interest rate environment in Brazil. Our year-over-year software revenue growth was driven mostly by the consolidation of Linx into our results beginning in 3Q21. Software revenue pro-forma for Linx grew 26.9% year over year, mainly driven by the Core POS/ERP revenue growth.

•	Adjusted EBITDA in 1Q22 was R$817.3 million, up 116.8% year over year and 19.4% quarter over quarter. EBITDA Margin increased 2.9 percentage points sequentially to 39.5%, mainly due to efficiency gains in Cost of Services and Administrative Expenses.

•	Adjusted EBT in 1Q22 was R$163.1 million, 16.5% above our guidance of R$140.0 million and significantly above 4Q21 Adjusted Pre-tax Income of R$17.2 million.

•	Adjusted Net Income in 1Q22 was R$132.2 million, with a 6.4% net margin, representing a sequential increase from adjusted net income of R$33.7 million and a 1.8% margin in 4Q21. This improvement was mostly related to the successful implementation of our new pricing policy and efficiency gains in costs and expenses. We expect to continue to actively manage our pricing policy throughout 2022, with focus on balancing growth and profitability in our core MSMB payments operation.

•	Adjusted Net Cash was R$2,406.9 million in 1Q22, R$260.0 million higher quarter over quarter, mostly explained by: (i) R$132.2 million Adjusted Net Income; (ii) R$392.7 million of working capital variations excluding AR/AP1, mainly driven by R$253.5 million of net collections from our credit business; (iii) -R$241.8 million of capex; (iv) -R$41.9 million of M&A and (v) R$18.7 million of other factors and non-cash items that affect our Adjusted Net Cash position.

1 Working capital adjustments in our Consolidated Statement of Cash Flows excluding the following items: (i) Accounts receivable from card issuers; (ii) accounts payable to clients and (iii) interest income received, net of costs, as those three items are directly related to changes in accounts receivable from card issuers (“AR”) and accounts payable to clients (“AP”) in our balance sheet.

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SEGMENT REPORTING

As we announced in 4Q21 earnings release, from 1Q22 onwards, we will report our financial and operating metrics in two segments, Financial Services and Software, and non-allocated activities comprised of non-strategic businesses. Note that our segment reporting is performed on an Adjusted basis, adjusting for items such as the mark-to-market and the bond financial expenses related to Banco Inter investment, amortization of fair value adjustments on acquisitions, among other factors.

Financial Services: comprised of our financial services solutions serving both MSMBs and Key Accounts, which includes mainly our payments solutions, digital banking, credit, insurance solutions and our registry business TAG.

Software: comprised of two main fronts, namely: (i) Core, which includes POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tools, Ads solution and Marketplace Hub. The results of the Linx Pay legacy business are accounted for in both Core and Digital revenues and costs. Despite having concluded the client base migration to the Stone platform, we still incurred expenses related to such legacy business during 1Q22.

Below, we provide our main financial metrics broken down into our two reportable segments.

Table 2: Financial metrics by segment

Segment Reporting (R$mn Adjusted)	1Q22	% Rev[2]	4Q21	% Rev[2]	1Q21	% Rev[2]	Δ y/y %	Δ q/q %
Total Revenue and Income	2,070.3	100.0%	1,873.0	100.0%	867.7	100.0%	138.6%	10.5%
Financial Services	1,721.3	100.0%	1,545.9	100.0%	828.4	100.0%	107.8%	11.3%
Software	326.6	100.0%	311.4	100.0%	30.9	100.0%	955.6%	4.9%
Non-Allocated	22.4	100.0%	15.7	100.0%	8.3	100.0%	168.8%	42.9%
Adjusted EBITDA	817.3	39.5%	684.7	36.6%	377.0	43.4%	116.8%	19.4%
Financial Services	771.8	44.8%	664.3	43.0%	375.1	45.3%	105.8%	16.2%
Software	40.3	12.3%	26.9	8.6%	6.0	19.4%	570.3%	49.6%
Non-Allocated	5.2	23.3%	(6.5)	(41.4%)	(4.1)	(49.3%)	n.m	n.m
Adjusted Profit Before Income Taxes	163.1	7.9%	17.2	0.9%	247.6	28.5%	(34.1%)	850.5%
Financial Services	146.4	8.5%	35.2	2.3%	250.2	30.2%	(41.5%)	316.3%
Software	12.3	3.8%	(15.2)	(4.9%)	0.6	1.9%	1972.4%	n.m
Non-Allocated	4.3	19.3%	(2.8)	(18.1%)	(3.2)	(38.7%)	n.m	n.m

2 Margins are calculated by dividing by the revenue of each segment.

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FINANCIAL SERVICES PERFORMANCE HIGHLIGHTS

Table 3: Financial Services Main Operating and Financial Metrics

Main Financial Services Metrics	1Q22	4Q21	1Q21	Δ y/y %	Δ q/q %
Financial Metrics (R$mn)
Total Revenue and Income	1,721.3	1,545.9	828.4	107.8%	11.3%
Adjusted EBITDA	771.8	664.3	375.1	105.8%	16.2%
Adjusted EBT	146.4	35.2	250.2	(41.5%)	316.3%
Adjusted EBT Margin	8.5%	2.3%	30.2%	(21.7 p.p.)	6.2 p.p.
Adjusted Net Income	125.9	53.2	191.4	(34.2%)	136.7%

TPV (R$bn)	83.2	89.0	51.0	63.1%	(6.6%)
MSMB	63.4	66.7	32.8	93.3%	(5.0%)
Key Accounts	19.8	22.3	18.2	8.4%	(11.4%)

Monthly Average TPV MSMB ('000)	11.8	14.6	13.8	(14.6%)	(19.2%)

Active Payments Client Base ('000)	1,926.2	1,766.1	909.3	111.8%	9.1%
MSMB	1,870.9	1,703.4	857.8	118.1%	9.8%
Key Accounts	60.2	67.4	54.4	10.8%	(10.6%)

Net Adds ('000)	160.1	377.7	134.8	18.7%	(57.6%)
MSMB	167.5	367.3	138.0	21.3%	(54.4%)
Key Accounts	(7.1)	11.3	(2.0)	256.3%	n.m

Take Rate
MSMB	2.06%	1.71%	1.87%	0.19 p.p.	0.35 p.p.
Key Accounts	0.84%	0.82%	0.80%	0.04 p.p.	0.02 p.p.

MSMB Banking
Active Banking Client Base ('000)	509.9	491.5	237.4	114.8%	3.7%
Total Accounts Balance (R$mn)	1,972.7	1,953.3	614.5	221.0%	1.0%
Stone Card TPV (R$mn)	514.5	498.7	218.8	135.1%	3.2%
Insurance Clients ('000)	50.0	29.2	0.5	9846.5%	71.5%
Banking ARPAC[3]	33.3	25.3	11.8	183.0%	31.6%

MSMB Credit
Portfolio (R$mn)	722.2	1,201.6	1,900.6	(62.0%)	(39.9%)
Credit Clients ('000)	55.3	85.4	102.3	(46.0%)	(35.3%)

•	Total Revenue and Income for Financial Services segment in 1Q22 was R$1,721.3 million, a 107.8% increase year over year. This growth was mostly a result of our performance in the MSMB segment, with strong year over year TPV and client base growth, in addition to increasing take rates, as we successfully adjusted our pricing policy amid a higher interest rate environment in Brazil.

•	Adjusted EBT for Financial Services segment in 1Q22 was R$146.4 million, a decrease of 41.5% year over year, with a margin of 8.5% compared with 30.2% for the prior-year period. This margin variation is explained by higher cost of funds in our operation as a result of the higher base rate in the country. Compared with 4Q21, Adjusted EBT increased 4.2x, up from R$35.2 million, with adjusted EBT margins increasing from 2.3% in 4Q21 to 8.5% in 1Q22, mainly as a result of our new pricing policy and increased efficiency in Cost of Services, Administrative Expenses and Financial Expenses as a percentage of revenue.

3 ARPAC means average revenue per active client and considers our banking and insurance revenues divided by our active banking client base.

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•	Adjusted Net Income for Financial Services segment was R$125.9 million, 34.2% lower year over year and 136.7% higher quarter over quarter.

•	Consolidated TPV was R$83.2 billion in 1Q22, a 63.1% increase year over year.

•	Total Payments Active Client base reached 1.9 million, with total quarterly net addition of 160,100 clients.

a.	MSMB – Balancing Growth and Profitability

•	MSMB active payment clients reached 1,870,900, representing a net addition of clients of 167,500 in the quarter. As anticipated, this lower net addition compared with previous quarters resulted from the significant pricing adjustments we have strategically implemented since November 2021 to compensate for the higher levels of funding costs amid CDI increase in Brazil. Such higher-than-usual price increases tend to have a negative short-term impact in our client base, but are accretive to the business, increasing our overall contribution margin and improving the quality of our client base. Stone and Pagar.me SMB products reached 836,100 clients, decreasing 15,000 quarter over quarter, while TON product added 184,400 clients to surpass the 1 million mark, reaching 1,041,700 clients.

•	MSMB TPV was R$63.4 billion, up 93.3% year over year, above our guidance of between R$58.5 and R$60.0 billion, accelerating from 4Q21 year over year growth of 87.0%. This increase was mainly a result of the 118.1% growth in our MSMB active client base compared to 1Q21. Stone and Pagar.me SMB TPV was R$56.2 billion, an increase of 74.0% year on year; TON TPV was R$7.2 billion, a year over year increase of 14.5x.

•	Average TPV per client in MSMB decreased 14.7% year over year to 11,800, due to the faster growth of our TON solution, which has lower average TPV compared to Stone and Pagar.me SMB products. TPV per client in Stone and Pagar.me SMBs was 32% higher year over year while TPV per client in TON solution increased 2.3x over the same period. The increase in both metrics stems from our continued commercial focus to drive smaller SMBs to use the TON product, which better attends to their needs while driving our Hub operations to the onboarding of SMB clients with larger average TPV.

•	MSMB Take Rate rose to 2.06% in 1Q22 from 1.71% in 4Q21 mainly a result of the pricing initiatives as previously mentioned.

•	Our banking ecosystem[4] continued to grow in 1Q22:

o	Our banking client base continues to increase sequentially. Active Digital Banking Accounts reached 509,900, up 3.7% quarter over quarter and 2.1x year over year, despite a slightly lower SMB payments active client base compared with 4Q21. This implies a higher activation of banking accounts in our current payments base. At the same time, average revenue per active client (ARPAC)[5] has increased 2.8x year over year and 32% quarter over quarter.

o	Total Accounts Balance was R$2.0 billion, growing 1.0% quarter over quarter or 3.2x year over year, which, combined with a higher CDI rate, contributed to an increase in the ARPAC of our banking platform.

o	Stone Card TPV grew 3.2% quarter over quarter and 2.4x year over year to reach R$514.5 million.

4 Does not consider banking accounts from Pagar.me or TON.

5 Banking ARPAC includes card interchange fees, floating revenue, insurance and transactional fees.

6

o	The number of insurance clients[6] increased from approximately 29,200 in 4Q21 to 50,000 in 1Q22.

•	Update on our Credit Business:

o	Our Legacy credit portfolio reached R$722.2 million in 1Q22, decreasing R$479.4 million from 4Q21. The decrease is mainly a result of a net positive cash flow of R$253.5 million in the quarter in addition to the sale of a distressed portion of our legacy portfolio to a third party in January, as mentioned in our 4Q21 earnings results. Those effects were partially offset by interest accruals.

o	Of the R$722.2 million portfolio in 1Q22, we have a balance of R$496.9 million provisioned for bad debt. The fair value of the credit portfolio in our balance sheet in March was R$267.7 million, given that we expect to receive back interest still to be accrued. The R$496.9 million provisioned for bad debt compares with an NPL of R$510.3 million, which implies a coverage ratio of 97%.

6 From 4Q21 onwards, comprised of clients with store, life (regular or whole life) and/or health insurance products.

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b.	Key Accounts – Growth in Platform Services with Deprioritization of Sub-Acquiring Business

•	Platform Services TPV increased 113.6% year over year. Key Accounts TPV was R$19.8 billion, an 8.6% year over year increase. This increase resulted from our focus on Platform Services clients, which grew 114.1% year over year to R$10.3 billion. This growth was partially offset by the deprioritization of sub-acquirers, for which volumes decreased 29.5% year over year to R$9.4 billion.

•	Increase in Key Accounts Take Rate. Key Accounts take rate was 0.84% in 1Q22, higher than 0.82% in 4Q21 as a result of (i) higher CDI rates, which directly affect prepayment prices from larger clients and (ii) lower representativeness of sub-acquirers, which have lower take rates compared to platform clients. Those factors were partially compensated by lower take rates within our sub-acquiring clients.

SOFTWARE PERFORMANCE HIGHLIGHTS

Table 4: Software Main Operating and Financial Metrics

Main Software Metrics	1Q22	4Q21	1Q21	Δ y/y %	Δ q/q %
Software Revenue (Pro-forma for Linx)	326.6	311.4	257.4	26.9%	4.9%

Financial Metrics (R$mn)
Total Revenue and Income	326.6	311.4	30.9	955.6%	4.9%
Adjusted EBITDA	40.3	26.9	6.0	570.3%	49.6%
Adjusted EBITDA Margin	12.3%	8.6%	19.4%	(7.1 p.p.)	3.7 p.p.
Adjusted EBT	12.3	(15.2)	0.6	1972.4%	n.m
Adjusted Net Income	2.2	(15.6)	(0.7)	n.m	n.m

•	Total Revenue and Income for Software in 1Q22 was R$326.6 million. Pro-forma for Linx, Total Revenue and Income for Software grew 26.9% year over year, mostly from organic growth, driven by higher number of POS/ERP locations and higher average ticket.

•	Adjusted EBITDA for the Software division was R$40.3 million in 1Q22, with a margin of 12.3%, compared with R$6.0 million and a margin of 19.4% in 1Q21, or R$38.8 million and a margin of 15.1% pro-forma for Linx. The lower pro-forma margin is a result of (i) higher investments in customer service and R&D to improve our clients’ experience and fulfill our strategic roadmap, (ii) low maturity of our Digital business, with higher cloud costs and investments in personnel and (iii) legacy costs and expenses from LinxPay infrastructure, for which the revenue was fully migrated to the Stone Platform by 1Q22. Compared with 4Q21, Adjusted EBITDA Margin increased 3.7 percentage points as we dilute fixed costs and promote G&A efficiencies.

•	Adjusted EBT was R$12.3 million, compared with R$0.6 million for the prior year period or -R$0.6 million pro-forma for Linx, impacted by lower D&A expenses and lower net financial result.

•	Adjusted Net Income was R$2.2 million in 1Q22, compared with a loss of R$0.7 million for 1Q21 (-R$7.5 million pro-forma for Linx) and a loss of R$15.6 million for 4Q21.

•	Our Core[7] Software business revenue (pro-forma for Linx) increased 32% year over year. This growth was mainly driven by an increase in average ticket and number of locations. Revenue retention rate in Linx POS/ERP business was 99%.

•	We have concluded the migration of Linx sub-acquiring business to the Stone Platform, but still incurred in expenses related to such legacy business during 1Q22.

7 Comprises (i) our POS/ERP solutions across different retail and service verticals, which includes Linx and the portfolio of POS/ERP solutions in which we invested over time; (ii) our TEF and QR Code gateways; (iii) our reconciliation solution, and (iv) CRM.

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•	Our Digital[8] business revenue decreased 2% year over year, mainly because of lower results in our social commerce platform and slower growth in Linx Commerce and OMS due to tougher comps and the impact of the reopening of brick-and-mortar stores with the easing of pandemic-related restrictions.

8 Comprises (i) our omnichannel platform (OMS); (ii) our e-commerce platform (Linx Commerce), (iii) engagement tools (Linx Impulse and mlabs); (iv) our Ads solution and (v) Marketplace Hub.

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RECENT DEVELOPMENTS

Management and Board changes

•	As announced in our press release April 26th, 2022, two new members of the Board of Directors joined the company, both of whom have the experience to support the next stage of our growth. As a result, our Board of Directors is currently composed of 10 people, nine of which are independent. The new board members are:

o	Patricia Verderesi Schindler, the former CRO (Chief Risk Officer) of JP Morgan for Brazil, who has over 30 years of experience with risk management; and

o	Mauricio Luchetti, an experienced Board Member with 19 years at Ambev and deep expertise in Human Resources and Management.

•	In addition to those changes, we are further strengthening our team:

o	Marcus Fontoura will join our team as Chief Technology Officer. He was previously a Technical Fellow and Corporate VP at Microsoft, where he was chief architect for Azure compute and led the Azure efficiency team. He has also worked and led important projects at Google, Yahoo! and IBM.

o	Osmar Castellani was appointed as the VP of Finance for our Software Division. He has long experience in investment banking, having worked for Credit Suisse and Goldman Sachs.

o	Gregor Ilg will join our team as Head of Credit Business, after his garden leave period. He has been engaged in financial services for more than 30 years and was the Head of Santander Brasil SMEs Retail Risks, with more than 15 years of experience in Credit.

New Incentive Plan

On June 2nd we announced a new incentive plan pool as an important step towards attracting and retaining talent to support the execution of our strategy. For more details refer to our S-8 filing with the SEC.

Partial Sale of Banco Inter shares

During 2Q22, we have sold 21.5% of our stake in Banco Inter through the cash-out option offered in their corporate restructuring. As a result of such transaction, we decided, from 2Q22 onwards, to stop adjusting in our Adjusted Statement of Profit or Loss the financial expenses related to our bond, which was raised to fully fund the acquisition of our stake in Banco Inter.

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OUTLOOK FOR 2Q22

The outlook below constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond StoneCo´s control. Please see “Forward-looking Statements” below. In view of these factors, we expect the following:

•	Total Revenue and Income is expected to be between R$2,150 million and R$2,200 million in 2Q22, or a year over year growth of between 148.3% and 154.1% pro-forma for Linx;

•	Adjusted EBT (excluding bond financial expenses, as reported until 1Q22) is expected to be above R$185.0 million in 2Q22, compared with R$163.1 million in 1Q22;

•	Adjusted EBT (including bond financial expenses, as will be reported from 2Q22 onwards) is expected to be above R$90.0 million in 2Q22, compared with R$82.5 million in 1Q22;

•	MSMB TPV is expected to be between R$67.0 billion and R$68.0 billion in 2Q22 (up 70.7% to 73.2% year over year).

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Income Statement

Table 5: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	1Q22	% Rev.	1Q21	% Rev.	Δ %
Net revenue from transaction activities and other services	554.9	26.8%	318.3	36.7%	74.3%
Net revenue from subscription services and equipment rental	432.2	20.9%	139.9	16.1%	208.8%
Financial income	949.8	45.9%	368.8	42.5%	157.5%
Other financial income	133.4	6.4%	40.6	4.7%	228.3%
Total revenue and income	2,070.3	100.0%	867.7	100.0%	138.6%
Cost of services	(674.4)	(32.6%)	(239.7)	(27.6%)	181.4%
Administrative expenses	(238.2)	(11.5%)	(117.6)	(13.6%)	102.6%
Selling expenses	(383.7)	(18.5%)	(162.8)	(18.8%)	135.8%
Financial expenses, net	(708.2)	(34.2%)	(92.5)	(10.7%)	665.7%
Mark-to-market on equity securities designated at FVPL	(323.0)	(15.6%)	0.0	0.0%	n.a.
Other income (expenses), net	(31.8)	(1.5%)	(41.5)	(4.8%)	(23.3%)
Loss on investment in associates	(0.7)	(0.0%)	(3.6)	(0.4%)	(81.2%)
Profit before income taxes	(289.8)	(14.0%)	210.0	24.2%	n.m
Income tax and social contribution	(23.2)	(1.1%)	(51.7)	(6.0%)	(55.1%)
Net income for the period	(313.0)	(15.1%)	158.3	18.2%	n.m

Adjusted Net Income	132.2	6.4%	187.4	21.6%	(29.4%)

Table 6: Statement of Profit or Loss (Adjusted9)

Adjusted Statement of Profit or Loss (R$mn)	1Q22	% Rev.	1Q21	% Rev.	Δ %
Net revenue from transaction activities and other services	554.9	26.8%	318.3	36.7%	74.3%
Net revenue from subscription services and equipment rental	432.2	20.9%	139.9	16.1%	208.8%
Financial income	949.8	45.9%	368.8	42.5%	157.5%
Other financial income	133.4	6.4%	40.6	4.7%	228.3%
Total revenue and income	2,070.3	100.0%	867.7	100.0%	138.6%
Cost of services	(674.4)	(32.6%)	(239.7)	(27.6%)	181.4%
Administrative expenses	(214.8)	(10.4%)	(108.3)	(12.5%)	98.2%
Selling expenses	(383.7)	(18.5%)	(162.8)	(18.8%)	135.8%
Financial expenses, net	(621.5)	(30.0%)	(88.3)	(10.2%)	603.8%
Other income (expenses), net	(12.1)	(0.6%)	(17.4)	(2.0%)	(30.3%)
Loss on investment in associates	(0.7)	(0.0%)	(3.6)	(0.4%)	(81.2%)
Adj. Profit before income taxes	163.1	7.9%	247.6	28.5%	(34.1%)
Income tax and social contribution	(30.8)	(1.5%)	(60.2)	(6.9%)	(48.8%)
Adjusted Net Income	132.2	6.4%	187.4	21.6%	(29.4%)

9 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

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Total Revenue and Income

Total Revenue and Income in 1Q22 was R$2,070.3 million, an increase of 138.6% from R$867.7 million in 1Q21, with R$267.9 million contribution from the consolidation of Linx’s results. Pro-forma for Linx, Total Revenue and Income grew 87.2% year over year.

Total Revenue and Income is composed of (i) R$1,721.3 million from our Financial Services segment, (ii) R$326.6 million from our Software segment and (iii) R$22.4 million non-allocated.

Financial Services segment revenue grew 107.8%, mainly a result of our performance in MSMBs, with strong year over year TPV and client base growth, in addition to a higher take rate of 2.06% in 1Q22 compared with 1.87% for the prior year-period, as we successfully adjusted our pricing policy amid a higher interest rate environment in Brazil. In Key Accounts, revenue grew double digits as a result of higher take rates and volumes from platform services, and despite significantly lower volumes from sub-acquirers.

Software revenue growth comes primarily from the consolidation of Linx results, which added R$256.3 million to our software segment in the quarter. Pro-forma for Linx, Software revenue growth was 26.9%, mainly driven by growth in our core POS/ERP solutions. This was partially offset by a decrease in revenue from sub-acquiring business, as its migration to the Stone Platform was concluded in 1Q22.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$554.9 million in 1Q22, an increase of 74.3% compared with 1Q21. Pro-forma for Linx, Net Revenue from Transaction Activities and Other Services increased 60.2%. This increase was mostly due to (i) 63.1% year over year consolidated TPV growth; (ii) higher revenue from TON, including its membership fee and (iii) new revenue streams, including banking and PIX and our registry business TAG. The latter contributed with revenue of R$22.7 million in 1Q22, compared to virtually zero in the prior-year period.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$432.2 million in 1Q22, 208.8% higher than 1Q21, with R$236.0 million revenue coming from Linx. Pro-forma for Linx, Net Revenue from Subscription Services and Equipment Rental increased 26.0%, primarily due to (i) a higher SMB active client base; (ii) higher POS/ERP revenue, driven by both an increase in number of locations and average ticket and (iii) the contribution from our insurance solutions. These effects were partially offset by lower POS average subscription per client, which is mainly a result of additional new-client subscription exemptions.

Financial Income

Financial Income in 1Q22 was R$949.8 million, an increase of 157.5% year over year or 155.3% pro-forma for Linx. This increase is mostly a result of higher prepaid volumes and the effect from higher prices as we started to adjust our commercial policy in November 2021, following CDI increases.

Other Financial Income

Other Financial Income was R$133.4 million in 1Q22 compared with R$40.6 million in 1Q21 (R$44.5 million pro-forma for Linx). This increase was mainly due to higher yield on cash & equivalents which was a result of the higher base rate in the country year over year. This effect was partially compensated by a lower average cash balance.

13

Costs and Expenses

Cost of Services

Cost of Services were R$674.4 million in 1Q22, 181.4% higher year over year or 87.8% higher pro-forma for Linx. This increase was mainly due to (i) investments in TAG, which amounted to R$31.8 million in the quarter compared with R$3.6 million in 1Q21 and higher expenses with datacenter and cloud; (ii) higher investments in technology, customer support and logistics; (iii) higher D&A costs, as we continue to expand our client base and (iv) higher provisions and losses.

Compared with 4Q21, Cost of Services increased 4.4%, lower than revenue growth, as we (i) improved our efficiency in TAG, decreasing our costs with TAG from R$64.5 million in 4Q21 to R$31.8 million in 1Q22 and (ii) gained efficiency in our logistics.

Administrative Expenses

Administrative Expenses were R$238.2 million, 102.6% higher year over year or 33.3% pro-forma for Linx. This increase was mainly explained by (i) higher personnel expenses and (ii) higher amortization of fair value adjustments due to the Linx acquisition and other software acquisitions. As a percentage of Total Revenue and Income, Administrative Expenses decreased from 13.6% in 1Q21 to 11.5% in 1Q22, especially due to gains of operating leverage with the growth of our business.

Administrative Expenses in 1Q22 were 11.3% higher than in 4Q21, mainly explained by higher amortization of fair value adjustments on acquisitions, partially offset by lower expenses with third-party services, facilities, travel and courses and training in 1Q22.

Administrative Expenses in 1Q22 include R$23.5 million that are adjusted in our Adjusted Income Statement, related to amortization of fair value adjustments on acquisitions, mostly related to the Linx and other software companies’ acquisitions (see table 15 in Appendix for the Adjustments by P&L line). Adjusting for those effects and pro-forma for Linx, Administrative Expenses were R$214.8 million in 1Q22, compared with R$159.3 million in 1Q21 and R$230.5 million in 4Q21. We realized operating leverage in Administrative Expenses both on a sequential basis and year over year, with Administrative Expenses as a percentage of Total Revenue and Income reducing from 14.4% in 1Q21 and 12.3% in 4Q21 to 10.4% in 1Q22. This efficiency gain was mainly driven by dilution of expenses amid the growth in our business.

Selling Expenses

Selling Expenses were R$383.7 million in the quarter, an increase of 135.8% year over year or 86.4% pro-forma for Linx. Such increase was mainly explained by (i) higher expenses related to usage of credits from prepaid marketing expenses with Globo, as well as TON marketing investments and (ii) expenses with our salespeople, mostly related to our hubs personnel.

Compared with 4Q21, Selling Expenses increased 20.5%, mostly due to item (i) mentioned above.

14

Financial Expenses, Net

Financial Expenses, Net were R$708.2 million, 665.7% higher compared with 1Q21 or 559.3% pro-forma for Linx. This variation is mainly because of (i) higher prepayment volumes; (ii) increased cost of funds, mainly due to the higher base rate in the country over the period, which increased from an average of 2.02% in 1Q21 to 10.27% in 1Q22 and (iii) financial expenses related to our bond, which totaled R$80.6 million in the quarter.

Compared with the previous quarter, Financial Expenses, net were 2.9% higher, mainly explained by the higher base rate in the country quarter over quarter, partially offset by lower prepaid volumes due to seasonality in 1Q22 and lower duration of receivables assignment.

Financial Expenses include R$86.7 million that are adjusted in our Adjusted Income Statement, including R$80.6 million cost from our bond and R$6.1 million from one-off effects related to (i) earn out interests on business combinations and (ii) financial expenses from fair value adjustments on acquisitions related to acquisitions (see table 15 in Appendix for the Adjustments by P&L line). Adjusting for those effects and pro-forma for Linx, Financial Expenses, net were R$103.2 million in 1Q21, R$610.6 million in 4Q21 and R$621.5 million in 1Q22 or 9.3%, 32.6% and 30.0% as a percentage of Total Revenue and Income, respectively. The year over year increase was mainly due to items (i) and (ii) from the accounting explanation above.

Mark-to-market on equity securities designated at FVPL

In 1Q22, we have recognized R$323.0 million in mark-to-market losses in our investment in Banco Inter.

Mark-to-market on equity securities designated at FVPL is fully adjusted in our Adjusted Income Statement (see table 15 in Appendix for the Adjustments by P&L line).

Other Income (Expenses), Net

Other Expenses, Net were R$31.8 million in 1Q22, 23.3% lower year over year or 28.4% lower pro-forma for Linx, mostly explained by (i) lower civil and tax contingencies and (ii) gains on property and equipment sale, partially offset by (iii) higher share-based compensation expenses year over year, as in 1Q21 we had unusually low share-based expenses related to lower tax and social charges provisions due to high depreciation of our shares in 1Q21.

Compared with 4Q21, Other Expenses, net were R$19.3 million lower, mostly because of lower civil and tax contingencies and lower provisions for POS losses.

15

Other Expenses, net include R$19.7 million that are adjusted in our Adjusted Income Statement, including earn-out and call options related to acquisitions and share-based compensation expenses related to the one-time IPO grant (see table 15 in Appendix for the Adjustments by P&L line). Adjusting for those effects and pro-forma for Linx, Other expenses, net, were R$17.6 million in 1Q21, R$49.0 million in 4Q21 and R$12.1 million in 1Q22 or 1.6%, 2.6% and 0.6% as a percentage of Total Revenue and Income, respectively. The year over year decrease was mainly explained by the same reasons as for the accounting explanation above.

Income Tax and Social Contribution

During 1Q22, the Company recognized income tax and social contribution expense of R$23.2 million, compared with R$51.7 million in the prior-year period (R$55.3 million pro-forma for Linx). This difference is a result of (i) lower taxable income in the period and (ii) temporary differences in some of our subsidiaries, which resulted in the creation of deferred tax assets.

Income Tax and Social Contribution include R$7.6 million that are adjusted in our Adjusted Income Statement, relating to taxes from the adjusted items (see table 15 in Appendix for the Adjustments by P&L line).

16

EBITDA

Adjusted EBITDA was R$817.3 million in the quarter, 116.8% higher than in 1Q21. This higher figure is mainly explained by higher Total Revenue and Income excluding Other Financial Income, which grew 134.2% year over year, partially compensated by higher costs and expenses excluding D&A. Adjusted EBITDA Margin was 39.5% in the quarter, compared with 43.4% in 1Q21 and 36.6% in 4Q21. The sequential improvement in EBITDA margin in 1Q22 compared with 4Q21 was mainly due to efficiency gains in Cost of Services and Administrative Expenses.

Table 7: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	1Q22	% Rev.	1Q21	% Rev.	Δ %
Profit before income taxes	(289.8)	(14.0%)	210.0	24.2%	n.m
(+) Financial expenses, net	708.2	34.2%	92.5	10.7%	665.7%
(-) Other financial income	(133.4)	(6.4%)	(40.6)	(4.7%)	228.3%
(+) Depreciation and amortization	184.9	8.9%	84.4	9.7%	118.9%
EBITDA	469.8	22.7%	346.3	39.9%	35.7%
(+) Non-recurring share-based compensation expenses (a)	13.7	0.7%	20.7	2.4%	(33.8%)
(+) Mark-to-market related to the investment in Banco Inter	323.0	15.6%	0.0	0.0%	n.a.
(+) Other Expenses (b)	10.8	0.5%	10.0	1.2%	7.6%
Adjusted EBITDA	817.3	39.5%	377.0	43.4%	116.8%

(a) Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(b) Consists of the fair value adjustment related to associates call option, M&A expenses and earn-out interests related to acquisitions.

EBITDA was R$469.8 million in the quarter mostly as a result of the (i) increase in revenue excluding Other Financial Income, and partially offset by (ii) higher costs and expenses, excluding D&A and (iii) the R$323.0 million pre-tax loss effect from mark-to-market from our investment in Banco Inter.

17

Net Income (Loss) and EPS

Adjusted Net Income was R$132.2 million in 1Q22, compared with R$187.4 million of Adjusted Net Income in 1Q21. This lower Adjusted Net Income is mainly explained by (i) higher base rate (CDI) in Brazil, which increased our Financial Expenses significantly; and (ii) higher costs and expenses. These include (i) resources to expand and improve our distribution and service to our clients; (ii) investments in the development and improvement of different financial solutions beyond payments, such as banking, credit, and more recently, insurance; (iii) expenses with software solutions that are not yet in a mature stage, (iv) marketing expenses, (v) investments in technology, (vi) expenses with TAG, our registry business, which contributed with a R$12.1 million loss in the period, (vii) personnel expenses, among others. Adjusted Net Margin for the Company was 6.4% in the quarter.

Compared with 4Q21 our Adjusted Net Income was R$98.6 million higher, mostly due to the successful repricing of clients given the new CDI environment in Brazil and efficiency gains in costs and expenses. As a result, our Adjusted Net Margin increased sequentially from 1.8% in 4Q21 to 6.4% in 1Q22.

Net Loss in 1Q22 was R$313.0 million, compared with a Net Income of R$158.3 million in 1Q21, mostly as a result of mark-to-market effects from the investment in Banco Inter and the same factors explained above for the variation in Adjusted Net Income.

Adjusted diluted EPS for the Company was R$0.43 per share in 1Q22, compared with R$0.60 per share in 1Q21, mostly explained by the lower Adjusted Net Income. On a sequential basis, Adjusted diluted EPS increased from R$0.13 per share in 4Q21 to R$0.43 per share in 1Q22. IFRS basic EPS was a negative R$1.01 per share, compared with a positive R$0.51 in the prior-year period. This difference was mainly due to the lower Net Income, with R$403.6 million negative impact from mark-to-market and cost of funds from the investment in Banco Inter.

Table 8: Adjusted Net Income Reconciliation

Net Income Bridge (R$mn)	1Q22	% Rev.	1Q21	% Rev.	Δ %
Net income for the period	(313.0)	(15.1%)	158.3	18.2%	n.m
Non-recurring share-based compensation expenses (a)	13.7	0.7%	20.7	2.4%	(33.8%)
Amortization of fair value adjustment (b)	24.9	1.2%	6.9	0.8%	260.3%
One-time impairment charges	0.0	0.0	0.0	0.0%	n.a.
Mark-to-market and Cost of Funds from the investment in Banco Inter	403.6	19.5%	0.0	0.0%	n.a.
Other expenses (c)	10.8	0.5%	10.0	1.2%	7.6%
Tax effect on adjustments	(7.6)	(0.4%)	(8.5)	(1.0%)	(10.1%)
Adjusted net income	132.2	6.4%	187.4	21.6%	(29.4%)

IFRS basic EPS (d)	(1.01)	n.a.	0.51	n.a.	n.m
Adjusted diluted EPS (e)	0.43	n.a.	0.60	n.a.	(28.5%)
Basic Number of shares	310.3	n.a.	309.6	n.a.	0.2%
Diluted Number of shares	310.3	n.a.	314.8	n.a.	(1.4%)

(a) Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(b) Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(c) Consists of the fair value adjustment related to associates call option, M&A expenses, earn-out interests related to acquisitions.

(d) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 16 of our Unaudited Interim Condensed Consolidated Financial Statements, March 31st, 2022.

(e) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Adjusted Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

18

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	1Q22	4Q21
Cash and cash equivalents	4,169.6	4,495.6
Short-term investments	2,524.0	1,993.0
Accounts receivable from card issuers	18,425.3	19,286.6
Derivative financial instrument (b)	28.9	210.3
Adjusted Cash	25,147.8	25,985.6

Accounts payable to clients	(14,997.4)	(15,726.5)
Loans and financing (a)	(5,426.5)	(5,861.8)
Obligations to FIDC quota holders	(1,916.3)	(2,227.2)
Derivative financial instrument (b)	(400.7)	(23.2)
Adjusted Debt	(22,741.0)	(23,838.7)

Adjusted Net Cash	2,406.9	2,146.9

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge.

Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

As of March 31, 2022, the Company’s Adjusted Net Cash was R$2,406.9 million in 1Q22, R$260.0 million higher quarter over quarter, mostly explained by:

i.	R$132.2 million Adjusted Net Income;

ii.	R$392.7 million of working capital variations excluding AR/AP10, mainly driven by R$253.5 million of net collections from our credit business;

iii.	R$241.8 million of capex;

iv.	R$41.9 million of M&A and;

v.	R$18.7 million of other factors and non-cash items that affect our Adjusted Net Cash position.

10 Working capital adjustments in our Consolidated Statement of Cash Flows excluding the following items: (i) Accounts receivable from card issuers; (ii) accounts payable to clients and (iii) interest income received, net of costs, as those three items are directly related to changes in accounts receivable from card issuers (“AR”) and accounts payable to clients (“AP”) in our balance sheet.

19

Cash Flow

In 1Q22 we are simplifying our reporting and will no longer disclose Adjusted Free Cash Flow metric, focusing instead on IFRS Cash Flow metrics as well as the Adjusted Net Cash metric above. Our cash flow in the quarter was explained by:

•	Net cash provided by operating activities was R$795.2 million in 1Q22, explained by R$315.7 million of Net Income after non-cash adjustments and R$479.5 million from working capital variation. Working capital is composed of (i) R$253.5 million of cash net inflows from our credit business; (ii) R$229.6 million from the following working capital changes: prepaid expenses (R$68.7 million), taxes payable (R$93.4 million) and labor and social security liabilities (R$67.5 million); (iii) R$86.8 million of changes related to accounts receivable from card issuers, accounts payable to clients and interest income received net of costs; (iv) -R$153.5 million from payment of interest and taxes and (iv) R$63.0 million of other working capital changes.

•	Net cash used in investing activities was R$751.1 million in 1Q22, explained by (i) R$480.7 million of acquisition of short-term investments, (ii) R$241.8 million capex, (iii) R$41.9 million in M&A expenses and (iv) an inflow of R$13.3 million from other effects. As we advanced the purchase of a significant amount of POS terminals in 4Q21 to de-risk 2022 growth amid uncertainty with supply chain and microchip shortage, our capex in 1Q22 was lower. From the R$241.8 million capex, R$136.8 million relates to the purchase of property & equipment and R$105.0 million to the purchase of intangible assets.

•	Net cash used in financing activities was R$356.1 million, explained by R$408.4 million payment of borrowings, net, mostly related to amortization of part of our FIDC AR and partially compensated by R$52.3 million from capital events, mainly from sale of treasury shares related to the acquisition of Reclame Aqui.

20

Other Information

Conference Call

Stone will discuss its 1Q22 financial results during a teleconference today, June 2, 2022, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

21

Consolidated Statement of Profit or Loss

Table 10: Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	1Q22	1Q21
Net revenue from transaction activities and other services	554.9	318.3
Net revenue from subscription services and equipment rental	432.2	139.9
Financial income	949.8	368.8
Other financial income	133.4	40.6
Total revenue and income	2,070.3	867.7
Cost of services	(674.4)	(239.7)
Administrative expenses	(238.2)	(117.6)
Selling expenses	(383.7)	(162.8)
Financial expenses, net	(708.2)	(92.5)
Mark-to-market on equity securities designated at FVPL	(323.0)	0.0
Other income (expenses), net	(31.8)	(41.5)
Loss on investment in associates	(0.7)	(3.6)
Profit before income taxes	(289.8)	210.0
Income tax and social contribution	(23.2)	(51.7)
Net income for the period	(313.0)	158.3

22

Consolidated Balance Sheet Statement

Table 11: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	31-Mar-22	31-Dec-21
Assets
Current assets	28,916.6	29,944.5
Cash and cash equivalents	4,169.6	4,495.6
Short-term investments	2,524.0	1,993.0
Financial assets from banking solution	2,498.8	2,346.5
Accounts receivable from card issuers	18,412.1	19,286.6
Trade accounts receivable	658.8	886.1
Recoverable taxes	202.7	214.8
Prepaid expenses	147.0	169.6
Derivative financial instruments	60.8	219.3
Other assets	242.7	332.9

Non-current assets	11,938.1	12,128.5
Trade accounts receivable	43.8	59.6
Accounts receivable from card issuers	13.2	0.0
Receivables from related parties	4.9	4.7
Deferred tax assets	498.1	580.5
Prepaid expenses	167.9	214.1
Other assets	140.9	141.7
Long-term investments	915.5	1,238.5
Investment in associates	65.6	66.5
Property and equipment	1,641.8	1,569.5
Intangible assets	8,446.5	8,253.5

Total Assets	40,854.6	42,073.0

Liabilities and equity
Current liabilities	23,281.2	22,789.8
Deposits from banking customers	2,367.8	2,201.9
Accounts payable to clients	14,990.5	15,723.3
Trade accounts payable	353.6	372.5
Loans and financing	3,144.4	2,578.8
Obligations to FIDC quota holders	1,294.5	1,294.8
Labor and social security liabilities	353.6	273.3
Taxes payable	202.9	176.5
Derivative financial instruments	400.7	23.2
Other liabilities	173.2	145.5

Non-current liabilities	4,190.7	5,680.3
Accounts payable to clients	6.9	3.2
Loans and financing	2,522.2	3,556.5
Obligations to FIDC quota holders	621.8	932.4
Deferred tax liabilities	486.0	628.5
Provision for contingencies	180.9	181.8
Labor and social security liabilities	22.2	32.7
Other liabilities	350.7	345.1

Total liabilities	27,471.9	28,470.1

Equity attributable to owners of the parent	13,268.8	13,512.1
Issued capital	0.1	0.1
Capital reserve	13,851.0	14,516.8
Treasury shares	(191.7)	(1,065.2)
Other comprehensive income	(173.6)	(35.8)
Retained earnings	(217.0)	96.2

Non-controlling interests	114.0	90.8

Total equity	13,382.7	13,602.9

Total liabilities and equity	40,854.6	42,073.0

23

Consolidated Statement of Cash Flows

Table 12: Consolidated Statement of Cash Flows

Cash Flow (R$mn)	1Q22	1Q21
Net income (loss) for the period	(313.0)	158.3

Adjustments on Net Income:
Depreciation and amortization	184.9	84.4
Deferred income tax and social contribution	(44.6)	(11.1)
Loss on investment in associates	0.7	3.6
Interest, monetary and exchange variations, net	(108.4)	(269.7)
Provision for contingencies	(3.0)	1.7
Share-based payments expense	37.9	22.1
Allowance for expected credit losses	22.4	8.4
Loss on disposal of property, equipment and intangible assets	(4.5)	10.3
Effect of applying hyperinflation	1.1	0.0
Fair value adjustment in financial instruments at FVPL	470.3	227.2
Fair value adjustment in derivatives	72.0	31.7

Working capital adjustments:
Accounts receivable from card issuers	1,257.2	978.1
Receivables from related parties	3.9	(1.7)
Recoverable taxes	(13.0)	(4.2)
Prepaid expenses	68.7	(241.0)
Trade accounts receivable, banking solutions and other assets	318.0	(332.0)
Accounts payable to clients	(1,659.2)	(1,115.8)
Taxes payable	93.4	64.9
Labor and social security liabilities	67.5	21.7
Provision for contingencies	(1.9)	(0.2)
Trade Accounts Payable and Other Liabilities	9.5	46.8
Interest paid	(108.8)	(46.5)
Interest income received, net of costs	488.8	318.8
Income tax paid	(44.6)	(45.0)

Net cash provided by (used in) operating activity	795.2	(89.2)

Investing activities
Purchases of property and equipment	(136.8)	(334.4)
Purchases and development of intangible assets	(105.0)	(42.1)
Acquisition of subsidiary, net of cash acquired	(41.9)	0.0
Sale of subsidiary, net of cash disposed of	0.0	0.0
Proceeds from (acquisition of) short-term investments, net	(480.7)	0.0
Acquisition of equity securities	0.0	0.0
Disposal of short and long-term investments - equity securities	0.0	(213.7)
Proceeds from the disposal of non-current assets	20.4	0.1
Acquisition of interest in associates	(7.1)	(35.7)
Proceeds from the disposal of assets held for sale	0.0	0.0

Net cash used in investing activities	(751.1)	(625.9)

Financing activities
Proceeds from borrowings	1,500.0	1,109.0
Payment of borrowings	(1,569.8)	(360.0)
Payment to FIDC quota holders	(312.5)	(810.0)
Proceeds from FIDC quota holders	0.0	247.9
Payment of leases	(26.1)	(32.1)
Capital increase, net of transaction costs	0.0	0.0
Repurchase of own shares	0.0	(232.1)
Sale of own shares	53.4	0.0
Acquisition of non-controlling interests	(0.3)	(0.3)
Transaction with non-controlling interests	0.0	230.5
Dividends paid to non-controlling interests	(0.8)	0.0
Cash proceeds from non-controlling interest	0.0	0.9

Net cash provided by (used in) financing activities	(356.1)	153.9

Effect of foreign exchange on cash and cash equivalents	(14.1)	(22.4)

Change in cash and cash equivalents	(326.0)	(583.5)

Cash and cash equivalents at beginning of period	4,495.6	2,447.0
Cash and cash equivalents at end of period	4,169.6	1,863.5

24

Stone and Linx Proforma Historical P&L

Table 13: Stone and Linx Pro-forma Historical P&L (Accounting)

Accounting P&L - Stone and Linx Proforma (R$mn)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22
Net revenue from transaction activities and other services	259.2	255.6	383.5	368.3	346.4	390.3	436.7	512.7	554.9
Net revenue from subscription services and equipment rental	270.0	266.0	284.7	323.4	343.1	365.0	371.0	408.1	432.2
Financial income	361.1	328.0	462.3	504.1	372.0	43.5	607.7	861.2	949.8
Other financial income	41.6	38.8	31.9	48.6	44.5	66.9	54.3	91.1	133.4
Total revenue and income	931.9	888.3	1,162.4	1,244.4	1,106.0	865.7	1,469.6	1,873.0	2,070.3
Cost of services	(260.3)	(299.6)	(317.3)	(363.7)	(359.2)	(454.9)	(525.6)	(646.1)	(674.4)
Administrative expenses	(132.6)	(146.9)	(171.4)	(207.1)	(178.7)	(237.8)	(359.8)	(214.1)	(238.2)
Selling expenses	(148.8)	(155.7)	(181.1)	(183.6)	(205.9)	(269.8)	(308.2)	(318.4)	(383.7)
Financial expenses, net	(163.9)	(73.9)	(84.5)	(83.5)	(107.4)	(173.8)	(330.7)	(688.2)	(708.2)
Mark-to-market on equity securities designated at FVPL	0.0	0.0	0.0	0.0	0.0	841.2	(1,341.2)	(764.2)	(323.0)
Other income (expenses), net	(5.4)	(44.3)	(47.8)	(104.9)	(44.4)	(100.9)	(29.1)	(51.1)	(31.8)
Loss on investment in associates	(1.3)	(1.5)	(1.1)	(3.0)	(3.6)	(2.8)	(2.8)	(1.2)	(0.7)
Profit before income taxes	219.7	166.4	359.2	298.6	206.7	466.8	(1,427.8)	(810.4)	(289.8)
Income tax and social contribution	(70.2)	(40.0)	(117.9)	(58.4)	(55.3)	(48.0)	167.6	8.9	(23.2)
Net income for the period	149.6	126.4	241.2	240.2	151.4	418.8	(1,260.2)	(801.5)	(313.0)

Adjusted Net Income	159.8	160.9	298.2	352.9	182.7	(153.7)	132.7	33.7	132.2

Table 14: Stone and Linx Pro-forma Historical P&L (Adjusted11)

Adjusted P&L - Stone and Linx Proforma (R$mn)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22
Net revenue from transaction activities and other services	259.2	255.6	383.5	368.3	346.4	390.3	436.7	512.7	554.9
Net revenue from subscription services and equipment rental	270.0	266.0	284.7	323.4	343.1	365.0	371.0	408.1	432.2
Financial income	361.1	328.0	462.3	504.1	372.0	43.5	607.7	861.2	949.8
Other financial income	41.6	38.8	31.9	48.6	44.5	66.9	54.3	91.1	133.4
Total revenue and income	931.9	888.3	1,162.4	1,244.4	1,106.0	865.7	1,469.6	1,873.0	2,070.3
Cost of services	(259.9)	(300.0)	(318.5)	(329.0)	(366.6)	(436.3)	(525.6)	(646.1)	(674.4)
Administrative expenses	(120.5)	(136.3)	(135.9)	(162.7)	(159.3)	(175.2)	(193.8)	(230.5)	(214.8)
Selling expenses	(148.7)	(155.8)	(181.1)	(183.6)	(205.9)	(269.8)	(308.2)	(318.4)	(383.7)
Financial expenses, net	(163.9)	(73.9)	(79.7)	(80.4)	(103.2)	(164.6)	(281.0)	(610.6)	(621.5)
Mark-to-market on equity securities designated at FVPL	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other income (expenses), net	(3.3)	(3.8)	(12.9)	(52.6)	(17.6)	(23.2)	(29.6)	(49.0)	(12.1)
Loss on investment in associates	(1.3)	(1.5)	(1.1)	(3.0)	(3.6)	(2.8)	(2.8)	(1.2)	(0.7)
Adj. Profit before income taxes	234.3	217.0	433.2	433.1	249.8	(206.2)	128.7	17.2	163.1
Income tax and social contribution	(74.5)	(56.1)	(135.0)	(80.2)	(67.1)	52.5	4.0	16.5	(30.8)
Adj. Net income for the period	159.8	160.9	298.2	352.9	182.7	(153.7)	132.7	33.7	132.2

11 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

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Adjustments to Net Income by P&L Line

Table 15: Adjustments to Net Income by P&L Line

Adjustments to Net Income by P&L line (R$mn)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22
Cost of services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	3.4	3.4	15.5	23.2	9.3	9.7	166.0	(16.4)	23.5
Selling expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial expenses, net	0.0	0.0	4.8	3.1	4.2	9.2	49.8	77.6	86.7
Mark-to-market on equity securities designated at FVPL	0.0	0.0	0.0	0.0	0.0	(841.2)	1,341.2	764.2	323.0
Other operating income (expense), net	2.1	36.6	30.8	42.8	24.2	42.0	(0.5)	2.1	19.7
Gain (loss) on investment in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit before income taxes	5.5	40.0	51.2	69.0	37.6	(780.3)	1,556.4	827.5	452.9
Income tax and social contribution	(1.8)	(13.3)	(12.5)	(17.4)	(8.5)	103.8	(163.6)	7.6	(7.6)
Net income for the period	3.6	26.7	38.8	51.7	29.1	(676.5)	1,392.9	835.1	445.3

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Historical Segment Reporting

Table 16: Adjusted Historical Financial Services P&L

Segment Reporting - Financial Services (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22
Total revenue and income	828.4	564.2	1,152.5	1,545.9	1,721.3
Cost of services	(224.9)	(279.6)	(358.7)	(465.1)	(499.0)
Administrative expenses	(89.8)	(91.4)	(112.9)	(145.6)	(131.1)
Selling expenses	(159.7)	(215.3)	(248.6)	(263.5)	(323.0)
Financial expenses, net	(88.8)	(153.9)	(257.0)	(591.6)	(612.5)
Other operating income (expense), net	(14.6)	(21.3)	(23.4)	(45.0)	(9.3)
Gain (loss) on investment in associates	(0.5)	(0.4)	(0.1)	0.0	0.0
Profit before income taxes	250.2	(197.5)	151.7	35.2	146.4
Income tax and social contribution	(58.9)	49.3	8.7	18.0	(20.5)
Net income for the period	191.4	(148.2)	160.4	53.2	125.9

Table 17: Adjusted Historical Software P&L

Segment Reporting - Software (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22
Total revenue and income	30.9	42.8	301.1	311.4	326.6
Cost of services	(12.3)	(19.5)	(162.4)	(176.7)	(172.5)
Administrative expenses	(14.9)	(17.5)	(72.4)	(76.1)	(74.5)
Selling expenses	(1.2)	(6.0)	(55.5)	(51.8)	(56.6)
Financial expenses, net	(0.2)	(0.3)	(17.6)	(18.9)	(8.6)
Other operating income (expense), net	(1.8)	(0.2)	(4.9)	(3.1)	(1.8)
Gain (loss) on investment in associates	0.0	(0.1)	(0.0)	0.0	(0.4)
Profit before income taxes	0.6	(0.7)	(11.6)	(15.2)	12.3
Income tax and social contribution	(1.3)	(2.2)	(3.1)	(0.4)	(10.1)
Net income for the period	(0.7)	(3.0)	(14.8)	(15.6)	2.2

Table 18: Adjusted Historical Non-Allocated P&L

Segment Reporting - Non-Allocated (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22
Total revenue and income	8.3	6.5	16.0	15.7	22.4
Cost of services	(2.5)	(3.3)	(4.6)	(4.3)	(2.9)
Administrative expenses	(3.7)	(3.3)	(8.5)	(8.9)	(9.2)
Selling expenses	(1.9)	(1.9)	(4.1)	(3.1)	(4.2)
Financial expenses, net	0.7	5.7	(6.4)	(0.1)	(0.5)
Other operating income (expense), net	(1.0)	(0.7)	(1.3)	(0.9)	(1.0)
Gain (loss) on investment in associates	(3.2)	(2.4)	(2.6)	(1.2)	(0.2)
Profit before income taxes	(3.2)	0.6	(11.4)	(2.8)	4.3
Income tax and social contribution	(0.0)	0.1	(1.6)	(1.1)	(0.2)
Net income for the period	(3.2)	0.7	(13.0)	(3.9)	4.2

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Glossary of Terms

•	“Banking”: refers to our digital bank solution and includes insurance products.

•	“Financial Services” segment: This segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments solutions, digital banking, credit and insurance solutions.

•	“Integrated Financial Platform”: integrated financial platform including our acquiring, banking and credit solutions in a single interface.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. We breakdown Key Accounts into sub-acquirer clients and platform clients.

•	“MSMB Active Payments Client Base”: refers to SMBs (online and offline) and micro-merchants, from our Stone, Pagar.me and TON products. Considers clients that have transacted at least once over the preceding 90 days, except for TON active clients which consider clients that have transacted once in the preceding 12 months.

•	“MSMBs”: the combination of SMBs and micro-merchant clients, from our Stone, Pagar.me and TON products.

•	“Omni OMS”: our OMS solution offers multi-channel purchasing processes that integrate stores, franchisees, and distribution centers, thereby providing a single channel for retailers.

•	“Non-allocated”: Comprises other smaller businesses which are not allocated in our Financial Services or Software segments.

•	“Revenue”: refers to Total Revenue and Income

•	“Software” segment: This segment is comprised of three main fronts, namely: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, (ii) Digital, which includes OMS, e-commerce platform, engagement tool, Ads solution and Marketplace Hub and (iii) Financial Services, comprised of Linx’s sub-acquiring business and the result of financial solutions to our Software client base.

•	“Take Rate (MSMB)”: Sum of revenues from financial services solutions offered to MSMBs, excluding TON’s membership fee, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: Revenues from financial services solutions offered to Key Account clients, divided by Key Accounts TPV.

•	“Total Account Balance”: accounts balance from our SMBs (online and offline) and micro-merchants in their stone accounts.

•	“Total Active Payment Clients”: refers to SMBs (online and offline), micro-merchants and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for TON product active clients which consider clients that have transacted once in the preceding 12 months.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo. Does not include volumes from Linx Pay.
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Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors. In particular, due to the high level of uncertainty with respect to the duration and scope of the COVID-19 crisis, the quantification of impacts on our financial and operating results cannot be reasonably estimated at this time.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash Provided by/ (Used in) Operating Activities, in order to provide an additional view of cash flow from operations without the effect of funding decisions related to our financial solutions.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations.

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